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                              May 7, 2020

       Michael Quaid
       Chief Executive Officer
       Boomer Holdings Inc.
       8670 W. Cheyenne Avenue
       Las Vegas, NV 89129

                                                        Re: Boomer Holdings
Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed April 24,
2020
                                                            File No. 333-237087

       Dear Mr. Quaid:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 7, 2020 letter.

       Amendment No. 1 to Form S-1 filed April 24, 2020

       Company Overview, page 1

   1. We note your response to our prior comment 1. Based on your revisions, it appears that your products do not
require FDA approval. If this is the case, state so clearly and provide related risk disclosure
at an appropriate place in the filing.
   2. You disclose that you have established exclusive arrangements with "non-Chinese"
                                                        medical supplies
manufacturers mainly focusing on face masks, linens, bedding, gloves, and gowns, and that you
have been "receiving approximately 1,000 online orders per day for facemasks and hand
sanitizers a number of larger, wholesale orders." Please revise your disclosure to
describe the material terms of these arrangements.
 Michael Quaid
FirstName LastNameMichael Quaid
Boomer Holdings Inc.
Comapany NameBoomer Holdings Inc.
May 7, 2020
Page 2
May 7, 2020 Page 2
FirstName LastName
Risk Factors, page 4

3. In the Form 10-Q you filed on April 29, 2020, you disclose at page 28 that your disclosure controls and procedures are ineffective due to material weaknesses you mention. Please provide corresponding disclosure in a new risk factor under an appropriate caption, along with updated information regarding any steps you have taken to address the weaknesses in the intervening period.
Selling Stockholders, page 21

4. We note your response that Boomer Natural Holdings, Inc. has agreed to distribute
         6,231,243 shares to the stockholders of Boomer Naturals, Inc. designated as "Distribution
         Shares" in the Selling Stockholder table upon the effectiveness of the registration statement and that the Selling Stockholders are currently stockholders of Boomer
         Naturals, Inc., and do not presently hold any shares of your common stock. Based on your response and the revised disclosure, it does not appear that the private placement was completed at the time you initially filed the registration statement. For guidance, please refer to Securities Act Sections Compliance & Disclosure Interpretation
         134.01. Please remove from the registration statement any shares which you had not issued to selling stockholders prior to March 11, 2020, or advise. Management's Discussion and Analysis of Financial Condition and Results of Operations, page
26

5. An April 15th PR Newswire press release which lists the company as its source includes many statements from you and your CEO relating to positive expectations concerning your margins, run-rate, cash flow, and other aspects of Boomer Holdings' results of operations in the near term and in future periods. However, none of these forecasts or related expectations are discussed in the amended prospectus or the Form 10-Q. Please advise what consideration you have given to including this information in the prospectus insofar as it appears to reflect your current views regarding your business. Also, please provide in your response letter appropriate substantiation for each of the statements.
Item 16. Exhibits and Financial Statement Schedules, page 34

6. Please file as exhibits to your registration statement copies of your line of credit agreements, including those entered into on July 1, 2019, or tell us why you believe you are not required to do so. Refer to Item 601(b) of Regulation S-K.

Exhibit 23.1 Consent of Benjamin Ko, page 34

7. Please obtain and file a currently dated consent from your independent registered public accounting firm with your next amendment.
 Michael Quaid
Boomer Holdings Inc.
May 7, 2020
Page 3
2. Summary of Significant Accounting Polices
Recent accounting pronouncement not yet effective, page F-9

8. We partially reissue comment 15. Please revise your disclosures to clarify your adoption of ASC 606. If you have not adopted the standard, please tell us when you intend to adopt and how this corresponds with the effective dates outlined in ASU
2015-14.
        You may contact Brian McAllister, Staff Accountant, at 202-5513341 or Craig Arakawa,
Accounting Branch Chief, at 202-551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Irene
Barberena-Meissner, Staff
Attorney, at 202-551-6548 or Tim Levenberg, Special Counsel, at 202-551-3707 with any other questions.



                                                          Sincerely,
FirstName LastNameMichael Quaid
                                                          Division of
Corporation Finance
Comapany NameBoomer Holdings Inc.
                                                          Office of Energy &
Transportation
May 7, 2020 Page 3
cc:       Peter Campitiello, Esq.
FirstName LastName